Mail Stop 6010								March 7, 2006

Charles Brawley
Associate General Counsel
The Lincoln National Life Insurance Company Agents` Savings and
Profit Sharing Plan
1300 South Clinton Street
Fort Wayne, IN 46802

Re: 	The Lincoln National Life Insurance Company Agents` Savings
and
Profit Sharing Plan (the "Company")
      Registration Statement on Form S-1 filed February 17, 2006
      File No. 333-131997

Dear Mr. Brawley:

      This is to advise you that we are not conducting a full
review
of the Form S-1 filed by the company on February 17, 2006.
However,
we are monitoring the filing for required signatures (See Note 1 to
the Form S-1 signature page), the fact that you have not
incorporated
your 2005 annual report by reference (see Item VII.C. to Form S-
1),
inclusion of a discussion relating to the Plan of Distribution
(see
Item 8 to Form S-1), a description of the Plan Interests (Item 9)
and
because you have registered an indeterminate number of Plan
Interests.   Please revise the registration statement to include
this
information. In the case of the indeterminate number of plan interests, you must quantify the plan interests or provide us with an analysis explaining your belief that an indeterminate number is appropriate.

      Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      As appropriate, please amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please
be as detailed as necessary in your explanation.

      Any comments or questions may be directed to Zafar Hasan at
(202) 551-3653 or to me at (202) 551-3715.

      Sincerely,





								Jeffrey Riedler
								Assistant Director


cc:	Dennis Schoff
	Centre Square West Tower
	1500 Market Street
	Suite 3900
	Philadelphia, PA 19102
	F:  215-

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